Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004 Tel: +1.212.859.8000 Fax: +1.212.859.4000 www.friedfrank.com

Direct Line: 212-859-8875

Email: Christopher.Ewan@friedfrank.com

October 24, 2017

VIA EDGAR AND FEDERAL EXPRESS

Mr. Jay Ingram

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549-7010

Re:	Jacobs Engineering Group Inc.

Registration Statement on Form S-4

Filed on September 19, 2017

File No. 333-220524

Dear Mr. Ingram,

Set forth below are the responses of Jacobs Engineering Group Inc. (“Jacobs”) (“we”, “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by letter dated October 16, 2017, with respect to Jacobs’ Registration Statement on Form S-4 filed with the Commission on September 19, 2017, File No. 333-220524 (the “Registration Statement”). In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) on or about the date hereof. We are separately furnishing to the Staff courtesy copies of Amendment No. 1 marked to show the changes.

For the Staff’s convenience, each response is prefaced by the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the page numbers and captions in Amendment No. 1. Capitalized terms used and not otherwise defined herein have the respective meanings ascribed to such terms in the Registration Statement.

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General

1.	It appears that shareholder approval is assured for this transaction in light of the voting agreement in place with Apollo whereby they have agreed to vote all of their preferred shares in favor of the transaction. Please tell us what impact the voting agreement has on your ability to conduct this transaction on a registered basis. Please refer to Question 239.13 of our Securities Act Sections Compliance and Disclosure Interpretations.

Response:

In response to the Staff’s comment, we respectfully inform the Staff that shareholder approval for the Merger is not assured by virtue of the Voting Agreement in place with Apollo. As noted on pages 17 and 89 of Amendment No. 1, the CH2M Merger Proposal will be approved if a majority in voting power of the shares of CH2M Common Stock and CH2M Preferred Stock entitled to vote on such matter, voting together as a single class on an as-converted basis, vote in favor of the CH2M Merger Proposal. As of October 17, 2017, Apollo holds the right to vote less than 20% of the total number of outstanding shares of CH2M voting stock (calculated on an as-converted basis). The percentage of total shares Apollo has the right to vote at the CH2M Special Meeting will be included on pages 17 and 89 of the definitive proxy statement/prospectus once the Record Date has been set and the percentage is determined as of such date.

Further in response to the Staff’s comment, we respectfully inform the Staff that this registration of offers and sales should not be objected to by the Staff pursuant to Question 239.13, because the Voting Agreement was signed in the circumstances listed in Question 239.13: (1) Apollo is a holder of 5% or more of the voting equity securities of CH2M; (2) Apollo owns less than 100% of the voting equity of CH2M (as discussed above, Apollo does not hold a sufficient number of shares of CH2M to approve the Merger on its own); and (3) votes will be solicited from CH2M stockholders who have not signed a voting agreement and would be ineligible to purchase the securities being registered in a private offering.

In addition, Apollo has not delivered any written consent in connection with the CH2M Merger Proposal, and no such written consent will be solicited from Apollo in connection with the CH2M Merger Proposal. Rather, pursuant to the contractual protective provisions set forth in the Certificate of Designation of CH2M’s Series A Preferred Stock (the “Certificate of Designation”), Apollo is entitled to approve CH2M’s entry into certain merger agreements, including the Merger Agreement, in addition to its right to participate in any stockholder vote under applicable law related thereto. As a result, Apollo remains entitled to vote on the CH2M Merger Proposal together with holders of CH2M Common Stock at the CH2M Special Meeting pursuant to Section 251 of the DGCL as well as the Certificate of Designation (which is a separate and distinct requirement from the approval requirement under the Certificate of Designation with respect to CH2M’s entry into the Merger Agreement).

In response to the Staff’s comment, we have revised the disclosures in the Registration Statement to clarify the distinction between Apollo’s contractual right to approve entry into the Merger Agreement pursuant to the Certificate of Designation as opposed to Apollo’s right to vote its shares of CH2M Preferred Stock at the CH2M Special Meeting. Please see pages 7, 52 and 153 of Amendment No. 1.

2.	Please revise disclosure throughout, including in your Questions and Answers section, in the Interests of CH2M’s Directors and Officers in the Merger sections on pages 18 and 175, and in the Change of Control Agreements section beginning on page 177, to indicate whether you anticipate current CH2M named executive officers will continue employment with Jacobs after consummation of the merger.

Response:

In response to the Staff’s comment, we have revised the disclosures in the Registration Statement to reflect additional detail regarding the anticipated retention of current CH2M named executive officers after the consummation of the Merger. Please see pages 10, 18, 184 and 186 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Information, page 58

1.	Description of the Merger, page 63

3.	Please address any accounting implication of your Series A Preferred Stock deemed to be converted into shares of CH2M immediately prior to the effective time of the Merger.

Response:

In response to the Staff’s comment, we have revised Note 1 and Note 7(k) to the Unaudited Pro Forma Condensed Combined Financial Information in the Registration Statement to further clarify the accounting implication of the deemed conversion of the shares of Series A Preferred Stock of CH2M (the “CH2M Preferred Stock”). Please see pages 63 and 71 of Amendment No. 1.

4.	Please address the need to reflect the pro forma impact related to the compensation that will or may become payable under the CH2M Golden Parachute Proposal. Refer to Rule 11-01(a)(8) of Regulation S-X.

Response:

In response to the Staff’s comment, we have revised the disclosure in Note 7 and Note 8 to the Unaudited Pro Forma Condensed Combined Financial Information in the Registration Statement to clarify the items discussed below. Please see pages 68-75 of Amendment No. 1.

Jacobs respectfully advises the Staff that it considered the guidance in Rule 11-01(a)(8) of Regulation S-X in evaluating amounts payable under the CH2M Golden Parachute Proposal, along with other contingent one-time payments to executives of CH2M under CH2M’s Change of Control Agreements. Estimated payments under the CH2M Golden Parachute Proposal and CH2M’s Change of Control Agreements to those executives to whom payments under the respective agreements are deemed to be probable have been included in the pro forma balance sheet as either (i) Merger Consideration to the extent such amounts have been determined to relate to pre-combination service periods, or (ii) as post-combination compensation expense for the remainder, which are reported as an adjustment to cash and retained earnings. Alternatively, pro forma adjustments to the unaudited pro forma condensed combined statements of earnings associated with these agreements are only included to the extent that they are expected to have a continuing impact on the registrant’s results of operations.

Jacobs considered the guidance in FASB ASC 805-10-55-24 to determine which payments should be accounted for as part of consideration transferred and which portion should be accounted for as post-combination compensation expense and to what extent the amounts should be reflected in the pro forma financial information presented. Such payments under the CH2M Golden Parachute Proposal and CH2M’s Change of Control Agreements comprise cash for base salary and bonus severance, Annual Incentive Plan bonus and retirement plan contributions, as well as the acceleration of outstanding single trigger and double trigger equity awards, as further described below.

Cash payments for base salary and bonus severance, Annual Incentive Plan bonus and retirement plan contributions

Jacobs performed an analysis of the one-time cash payments for salary, Annual Incentive Plan bonus and retirement vesting and benefits and determined that such payments should be reflected as post-combination compensation expense. Consequently, payments to those executives to whom payments under the respective agreements are deemed to be probable have been included in the Unaudited Pro Forma Condensed Combined Balance Sheet as an adjustment to cash and retained earnings to the extent that such amounts will be paid upon closing of the Merger and do not relate to pre-combination service periods. No pro forma adjustments to the Unaudited Pro Forma Condensed Combined Statements of Earnings have been included for these payments, as they were determined to have no continuing impact on the registrant’s results of operations.

Single trigger equity awards

Payments related to single trigger equity awards consisting of value based Long-Term Incentive Plan awards and certain equity instruments (primarily stock options) have been determined to be a component of consideration transferred in the Unaudited Pro Forma Condensed Combined Balance Sheet, as pursuant to the terms of their respective underlying agreements, they will be accelerated and redeemed upon a change of control, with no pro forma adjustments to the Unaudited Pro Forma Condensed Combined Statements of Earnings, as they were determined to have no continuing impact on the registrant’s results of operations.

Double trigger equity awards

Payments related to double trigger equity awards that will be redeemed or replaced pursuant to the Merger Agreement have been reflected in the Unaudited Pro Forma Condensed Combined Balance Sheet as (i) consideration transferred to the extent such amounts have been determined to relate to pre-combination service periods, and (ii) as an adjustment to cash and retained earnings for the remainder, which are treated as a charge to post-combination compensation expense. Pro forma adjustments to the Unaudited Pro Forma Condensed Combined Statements of Earnings have been included only in relation to replacement awards issued, which have been determined to have a continuing impact on the registrant’s results of operations.

5.	With reference to your disclosures on page 18, please address the need to reflect the pro forma impact of the Merger Agreement’s effect on CH2M’s Change of Control Agreements, Annual Incentive Plan and Long-Term Incentive Plan. Refer to Rule 11-01(a)(8) of Regulation S-X.

Response:

In response to the Staff’s comment, Jacobs has revised the disclosures in Note 7 and Note 8 to the Unaudited Pro Forma Condensed Combined Financial Information in the Registration Statement to clarify the items discussed below. Please see pages 68-75 of Amendment No. 1.

Jacobs considered the guidance in Rule 11-01(a)(8) of Regulation S-X in evaluating amounts payable under CH2M’s Change of Control Agreements, Annual Incentive Plan and Long-Term Incentive Plan. Estimated payments under the CH2M’s Change of Control Agreements, Annual Incentive Plan and Long-Term Incentive Plan to those executives to whom payments are deemed to be probable have been included in the Unaudited Pro Forma Condensed Combined Balance Sheet as either (i) Merger Consideration to the extent such amounts have been determined to relate to pre-combination service periods, or (ii) as post-combination compensation expense for the remainder, which are reported as an adjustment to cash and retained earnings. Further, only the pro forma impact of replacement awards that have an ongoing impact to the registrant’s results of operations were included as pro forma adjustments to the Unaudited Pro Forma Condensed Combined Statements of Earnings. Please refer to Jacobs’ response to Comment 4 above for further discussion and analysis provided for each of these items.

3.	Basis of Presentation, page 64

6.	You disclosed that you have identified a policy difference between you and CH2M related to investments in certain of the two companies’ respective unconsolidated joint venture entities. You indicate that the impact of aligning CH2M’s policy related to such entities with respect to the unaudited pro forma condensed combined financial information requires a detailed analysis of the facts and circumstances of each entity. You disclose that the analysis is in progress and has not been completed. Please tell us the status of your analysis and disclose whether you believe that this policy difference will have a material impact on your pro forma financial information.

Response:

In response to the Staff’s comment, Jacobs has revised the disclosures in Note 3 to the Unaudited Pro Forma Condensed Combined Financial Information in the Registration Statement to clarify the items discussed below. Please see page 65 of Amendment No. 1.

Jacobs and CH2M are currently performing the analysis of the full impact of adopting Jacobs’ policy for accounting for certain equity method investments that meet the guidance in ASC 810-10-45-14 in CH2M’s financial statements. This process will be completed following the closing of the Merger when Jacobs has full access to the joint venture agreements and accounting records of CH2M.

The change in policy is expected to result only in adjustments to reflect the proportionate consolidation of certain CH2M joint ventures previously accounted for on an equity basis and will consist of reclassifications of equity method investments and earnings to their respective balance sheet and income statement accounts, with no expected impact to net income or total equity. As such, Jacobs does not believe there will be a material impact to Jacobs’ pro forma financial statements.

5.	Deconsolidation of Chalk River Joint Venture, page 65

7.	You indicate that CH2M believes that it “may” no longer be the primary beneficiary of the Chalk River Joint Venture, and it “expects” to deconsolidate the joint venture from its consolidated financial statements. Please tell us, and expand your disclosures to clarify, how you determined that it is appropriate to deconsolidate this joint venture in your pro forma financial information. In this regard, confirm that you believe that it is probable that you will deconsolidate the joint venture. Refer to Rule 11-01(b)(8).

Response:

In response to the Staff’s comment, we have revised the disclosures in Note 5 to the Unaudited Pro Forma Condensed Combined Financial Information in the Registration Statement to clarify that CH2M has concluded they no longer control the Chalk River joint venture, and as such, will deconsolidate the entity, effective with their third quarter 2017 financial statements. Because this joint venture will be deconsolidated, Jacobs has determined that it is appropriate to include the deconsolidation in the pro forma financial information in order to allow the reader to take into account the impact of the deconsolidation when reviewing the pro forma financial information. Please see page 65 of Amendment No. 1.

6.	Calculation of Merger Consideration and Preliminary Purchase Price Allocation, page 66

8.	Please separately disclose the number of CH2M common and preferred shares used to determine the estimated cash paid.

Response:

In response to the Staff’s comment, we have revised Note 6(3) to the Unaudited Pro Forma Condensed Combined Financial Information in the Registration Statement to separately disclose the number of shares of CH2M Common Stock and CH2M Preferred Stock used to determine the estimated cash paid in connection with the Merger Consideration. Please see pages 66 and 67 of Amendment No. 1.

9.	Please disclose how you derived the amount related to the estimated cash paid for settlement of CH2M’s other equity awards of $97,890. Please revise your disclosure to specifically address how these amounts were calculated. Ensure you fully explain the nature of the vesting terms of the equity awards such that a portion of the cash payment represents consideration transferred, while a portion represents compensation expense.

Response:

In response to the Staff’s comment, we have revised Note 6 to the Unaudited Pro Forma Condensed Combined Financial Information in the Registration Statement to clarify how the amount related to the estimated cash paid for settlement of CH2M’s other equity awards of $97,890 was derived. Please see pages 66 and 67 of Amendment No. 1.

8.	Notes to Unaudited Pro Forma Condensed Combined Statements of Earnings, page 72

10.	With reference to the treatment of CH2M Equity Awards discussed in the headnotes to your pro formas, please separately address the accounting related to changes to the underlying terms of each material equity award outstanding as a result of the Merger. In this regard, in note (c), you indicate that additional pro forma stock-based compensation expense of $3.6 million and $8.7 million were recognized for the nine months ended June 30, 2017 and the year ended September 30, 2016, respectively. Please disclose how you calculated these amounts. Please specifically address why the expense for the nine-month period ended June 30, 2017 is significantly less than the amount for the year ended September 30, 2016.

Response:

In response to the Staff’s comment, we have revised Note 8(c) to the Unaudited Pro Forma Condensed Combined Financial Information in the Registration Statement to (i) provide a description of the accounting related to changes to the underlying terms of each material equity award outstanding as a result of the Merger, (ii) explain the components of the $3.6 million and $8.7 million of additional pro forma stock-based compensation expense and how these amounts were calculated, and (iii) explain the drivers of the significantly lower expenses in June 30, 2017 as compared to September 30, 2016. Please see pages 72 and 73 of Amendment No. 1.

11.	In note (e), please disclose how you determined the interest expense on anticipated borrowings. Please specifically indicate whether you used the current rate or committed rate in your calculation. Please clarify how you determined that the rate used was reasonable.

Response:

In response to the Staff’s comment, we have revised Note 8(e) to the Unaudited Pro Forma Condensed Combined Financial Information in the Registration Statement to describe that the calculation of pro forma interest expense on anticipated borrowings was based on an available rate of 2.8% under Jacobs’ credit agreements as of the pro forma balance sheet date. We believe this rate was reasonable as it was derived by adding the pro forma balance sheet date LIBOR (1.3%) to the credit spread set forth under Jacobs’ credit agreements, after considering the expected total leverage of the combined company after giving effect to the Merger. Please see page 74 of Amendment No. 1.

12.	In note (f), you indicated that you used the blended statutory rate of 32%. Please expand your disclosure to clarify how you determined this income tax rate.

Response:

In response to the Staff’s comment, we have revised the disclosures in Note 8(f) to the Unaudited Pro Forma Condensed Combined Financial Information in the Registration Statement to clarify that the blended statutory tax rate is reflective of anticipated geographic mix of taxable earnings for the combined company, driven by statutory tax rates in the U.S. partly offset by the inclusion of taxable earnings from non-U.S. jurisdictions with lower tax rates. Please see page 74 of Amendment No. 1.

9.	Intangible Assets, page 75

13.	With reference to ASC 805-20-55-24, please address the need to separately recognize customer contracts related to CH2M’s long term service contracts, including their engineering and construction contracts.

Response:

In response to the Staff’s comment, we have revised Note 7(e) to the Unaudited Pro Forma Condensed Combined Financial Information in the Registration Statement to further clarify that the purchase price accounting used in the pro forma financial statements is preliminary. Please see page 75 of Amendment No. 1. For the purposes of the pro forma financial information included in the filing, the preliminary purchase price accounting was established based on information available to Jacobs at the time of the preparation of the Registration Statement. Certain information necessary to complete this analysis will not be available to Jacobs until after the closing of the Merger. Subsequent to the closing of the Merger, Jacobs will continue its analysis for determining further fair value adjustments associated with the acquired assets and liabilities of the CH2M business, including, but not limited to CH2M long term service contracts.

10.	Property, Equipment and Improvements, page 75

14.	In note 8(b) on page 70, you indicate that further details on the depreciation lives of the property, equipment and improvements expected to be recognized are included in Note 10. Please revise your disclosure to include the expected useful lives of your property, plant and equipment. Please disclose how you determined the depreciation expense used in your pro forma financial information for all periods presented.

Response:

In response to the Staff’s comment, we have revised Note 10 to the Unaudited Pro Forma Condensed Combined Financial Information in the Registration Statement to add tabular information disclosing the estimated lives of the acquired property, equipment and improvements of CH2M. We respectfully refer the Staff to Note 8(b) where we disclose that pro forma depreciation expense associated with the fair value of property and equipment is calculated using their useful lives on a straight-line basis using the fair values recorded in the pro forma purchase accounting assumptions, as well as the fair value of leasehold improvements being amortized using the straight-line method over the lesser of (i) the estimated useful life of the asset and (ii) the remaining term of the related lease. We have also added similar language regarding pro forma depreciation expense calculations in Note 10. Please see page 76 of Amendment No. 1.

Security Ownership of Directors, Director Nominees and Executive Officers, page 136

15.	Please provide a column showing the percentage of the class of securities so owned calculated in accordance with Instruction 1 to Item 403 of Regulation S-K for each beneficial owner named. See Item 18(a)(5)(ii) of Form S-4 and Item 6(d) of Schedule 14A.

Response:

In response to the Staff’s comment, we have revised the disclosure in the Registration Statement to provide a column showing the percentage of the class of securities so owned calculated in accordance with Instruction 1 to Item 403 of Regulation S-K for each beneficial owner named. Please see page 136 of Amendment No. 1.

The Merger, page 138

Background of the Merger, page 144

16.	Please provide greater detail of the terms of the transaction with Apollo, particularly regarding the timeframe for providing liquidity, and the role this may have played in the decision by CH2M’s management and directors in entering the merger agreement.

Response:

In response to the Staff’s comment, we have revised the disclosure in the Registration Statement to provide greater detail of the terms of the transaction with Apollo. Please see page 145 of Amendment No. 1. CH2M respectfully advises the Staff that the terms of the agreement with Apollo did not play any meaningful role in the decision by the CH2M board of directors to approve the Merger Agreement with Jacobs. As the revised disclosure sets forth, CH2M had a five-year timeframe to provide liquidity to Apollo that would not come to pass until June 24, 2020.

17.	Please provide a discussion of the development of the Voting Agreement with Apollo.

Response:

In response to the Staff’s comment, we have revised the disclosure in the Registration Statement to provide a discussion of the development of the Voting Agreement with Apollo. Please see pages 150 and 152 of Amendment No. 1. Jacobs respectfully advises the Staff that there were no significant negotiations regarding the terms of the Voting Agreement given the standard nature of such terms. Apollo, through its outside counsel, Paul, Weiss, Rifkind, Wharton & Garrison LLP, and Latham provided one round of consolidated non-material comments to the Voting Agreement in the timeline specified, which were subsequently accepted by Jacobs.

18.	Please tell us whether CH2M solicited potential business combination parties outside of the Tier 1 companies.

Response:

In response to the Staff’s comment, we have revised the disclosure in the Registration Statement to clarify that CH2M did not solicit potential business combination partners outside of the Tier 1 Companies. Please see page 147 of Amendment No. 1.

19.	Please provide enhanced detail of the material terms of counter proposals and draft merger agreements exchanged between CH2M and Jacobs beginning June 15, 2017 and negotiations of open items occurring thereafter. For instance, please disclose counterproposals for total consideration and any discussions concerning continued employment of CH2M’s executive officers in the combined company. These are only examples.

Response:

In response to the Staff’s comment, we have revised the disclosure in the Registration Statement to provide enhanced detail of the material terms of counter proposals and draft merger agreements exchanged between CH2M and Jacobs beginning June 15, 2017 and negotiations of open items occurring thereafter. Please see pages 151 and 152 of Amendment No. 1. Jacobs respectfully advises the Staff that following Jacobs’ bid of $88.08 per share of CH2M Common Stock, the parties did not further negotiate the per share consideration to be paid in the transaction. Rather any further discussions with respect to the consideration focused on the trading price of Jacobs Common Stock which would be utilized to determine the exchange ratio for the stock consideration to be paid in the Merger. Jacobs further respectfully advises the Staff that there were no discussions between the parties regarding continued employment of CH2M directors and executive officers in the combined company prior to the signing of the Merger Agreement.

20.	Please provide enhanced disclosure of the discussions of the proposed transaction that occurred on July 9, 2017 and July 19, 2017.

Response:

In response to the Staff’s comment, we have revised the Registration Statement to provide enhanced disclosure of the discussions that occurred on July 9, 2017 and July 19, 2017. Please see pages 151 and 152 of Amendment No. 1.

Opinion of Credit Suisse, page 168

Other Matters, page 176

21.	You disclose that Credit Suisse and its affiliates in the past “may have provided” investment banking and other financial advice and services to CH2M, Jacobs and their respective affiliates. Please revise to indicate whether Credit Suisse has provided these services in the past. See Item 4(b) of Form S-4 and Item 1015(b)(4) of Regulation M-A.

Response:

In response to the Staff’s comment, we have revised the disclosure in the Registration Statement. Please see pages 176 and 177 of Amendment No. 1. Credit Suisse has confirmed that the revised disclosure describes all material relationships that have existed during the past two years (or mutually understood to be contemplated), and any compensation received or to be received as a result of such relationships in accordance with Item 1015(b)(4) of Regulation M-A.

Interests of CH2M’s Directors and Officers in the Merger, page 181

Treatment of CH2M Stock Options and Other CH2M Equity-Based Awards, page 182

22.	You estimate the aggregate amount payable to CH2M’s non-employee directors in settlement of their Accelerated Equity Awards is $799,414. Please provide the interest in the merger, by security holdings or otherwise, of each individual director of CH2M Hill Companies LTD. See Item 18(a)(5) of Form S-4 and Item 5(a)(2) of Schedule 14A.

Response:

In response to the Staff’s comment, we have revised the disclosure in the Registration Statement to show security holdings of each individual director of CH2M. Please see page 183 of Amendment No. 1.

Incorporation of Certain Documents by Reference, page 243

23.	Please revise the first sentence of the last paragraph of this page to incorporate by reference any documents you file under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date this proxy statement/prospectus was filed and the date of the CH2M Special Meeting. See Item 11(b)(1) of Form S-4.

Response:

In response to the Staff’s comment, we have revised the first sentence of the last paragraph of the section of the Registration Statement entitled “Incorporation of Certain Documents by Reference” to incorporate by reference any documents that we may file from the date of the Proxy Statement/Prospectus and prior to the date of the CH2M Special Meeting. Please see page 243 of Amendment No. 1.

Financial Statements – December 31, 2016

(18) Discontinued Operations, page F-51

24.	You indicate that in connection with your 2014 Restructuring Plan you elected to exit the fixed-price Power EPC business, which was a stand-alone operating segment. We note, however, that at the time of your 2014 Restructuring Plan, your operations were aggregated into one reportable segment. We also note when you reorganized your internal reporting structure effective January 1, 2015, although the EPC Power business sector fell within your IUE operating segment, you presented it as a separate reportable operating segment because you were currently in the process of exiting the fixed-price EPC Power business. Finally, we note that the majority of the financial information presented as discontinued operations related to the Australian fixed-price Power EPC contract the Consortium terminated on January 24, 2017. With reference to ASC 205-20, please explain how you determined that the exit of your fixed-price EPC Power business represented a strategic shift that has (or will have) a major effect on your operations and financial results. In this regard, notwithstanding the fact that this business generated material losses, it appears that at the time you presented this business as a stand-alone operating segment it mainly constituted one contract which did not generate significant revenues.

Response:

In response to the Staff’s comment, when CH2M reorganized its internal reporting structure effective January 1, 2015, the fixed-price Power EPC business fell within CH2M’s IUE business group, but was not included in the IUE reportable operating segment. Under the 2015 internal reporting structure, the financial results of the fixed-price Power EPC business were reported separately to the CODM for purposes of allocating financial and operational resources apart from the rest of the IUE business group, and, as such, it was identified as a separate reportable operating segment as of January 1, 2015. In conjunction with the change in the internal reporting structure in 2015, the 2014 and 2013 financial results of the fixed-price Power EPC business, comprising operations and cash flows that were clearly distinguished, operationally and for financial reporting purposes, were recast in 2015 to conform to the 2015 presentation as a stand-alone reportable operating segment. The Power EPC operating segment has remained a stand-alone reportable operating segment since January 1, 2015.

It is also important to note that when CH2M began to implement the 2014 Restructuring Plan in the third quarter of 2014, CH2M determined the restructuring activities, which included the rationalization of certain lines of business, triggered a goodwill and intangible impairment analysis. As part of the impairment analysis, CH2M identified the fixed-price Power EPC business as a separate reporting unit based on the following considerations in accordance with ASC 350-2-35-33 and -34: (i) whether an operating segment or a component of an operating segment was a business; (ii) whether discrete financial information was available; (iii) whether the financial information was regularly reviewed by management of the operating segment; and, (iv) how the operations were managed or how an acquired entity was integrated in the business operations. Therefore, while at the start of the 2014 Restructuring Plan the fixed-price Power EPC business was not a reportable operating segment, it was identified as a reporting unit and constituted a component of an entity in accordance with the guidance in ASC 205-20-45-1A and -1B.

However, notwithstanding that CH2M determined in 2014 to exit the fixed-price Power EPC business by not pursuing additional contracts or projects in the Power sector, the fixed-price Power EPC business was not considered discontinued operations in accordance with ASC 205-20-45-1B until it met the requirements outlined in ASC 360-10-45-15, which it did in conjunction with the termination of the Australian fixed-price Power EPC contract on January 24, 2017, as the other fixed-price Power EPC contracts had been substantially completed prior to 2017.

In evaluating whether the exit of the fixed-price Power EPC business represented a strategic shift that has (or will have) a major effect on its operations and financial results, CH2M considered the guidance in ASC 205-20-45-1C as well as the Staff’s clarifying comments at the 2015 AICPA National Conference. The Staff’s comments indicated that in making judgments regarding the significance of disposals of components to satisfy the strategic shift criteria entities should consider financial metrics that are prominently presented in the financial statements (e.g., revenue, total assets, and net income) as well as metrics communicated to investors, such as operating metrics that have consistently been used as a measure to communicate operating and financial results. Additionally, the Staff stated that the effect of the disposal relative to an entity’s current, historical, and forecasted results would be indicative of significance as well as the prominence and consistency of the discussion of the disposed component within periodic filings.

For CH2M, the financial metrics that are prominently presented in the financial statements that are also key operating metrics communicated to CH2M’s shareholders, private equity investor, and lenders to communicate CH2M’s financial and operational results include revenues, operating profit, net income and cash flows from operations.

In 2014, CH2M’s loss from operations and net loss attributable to CH2M relating to the fixed-price Power EPC business generated by six projects was $396.9 million and $169.1 million, respectively, as compared to $55.3 million of operating income and $12.4 million net loss attributable to CH2M generated by CH2M’s other operating segments. Additionally, in 2014, CH2M’s net cash provided by operating activities from fixed-price Power EPC business was $213.3 million, as compared to $146.4 million of net cash used in operating activities attributable to CH2M’s other operating segments. Also, revenue related to the fixed-price Power EPC business in 2014 was nearly $200 million, although this amount was not relatively large compared to total revenue generated by CH2M’s other operating segments.

As a result of the determination to exit the fixed-price Power EPC business in 2014, fixed-price Power EPC operations were winding down in 2015, 2016 and 2017 as CH2M worked to complete the contracted fixed-price Power EPC projects. As a result, CH2M’s 2015 operating income and net loss attributable to CH2M related to the fixed-price Power EPC business generated by four projects declined to $6.9 million and $0.6 million, respectively, as compared to $127.9 million of operating income and $81.0 million of net income attributable to CH2M generated by CH2M’s other operating segments, as a result of accounting for the estimated losses on the remaining fixed-price Power EPC projects in 2014. In 2015, CH2M’s net cash used in operating activities from fixed-price Power EPC business was $148.2 million, as compared to $251.3 million of net cash provided by operating activities attributable to CH2M’s other operating segments. CH2M’s gross revenue in 2015 related to the fixed-price Power EPC business was over $200 million, although this continued to represent a relatively lower proportion of CH2M’s total revenue.

In 2016, CH2M’s operating loss and net loss attributable to CH2M related to the fixed-price Power EPC business generated by three projects were $290.0 million and $101.8 million, respectively, as compared to $50.0 million of operating income and $116.9 million of net income attributable to CH2M generated by CH2M’s other operating segments. Further, in 2016, CH2M’s net cash used in operating activities from the fixed-price Power EPC business was $194.5 million, as compared to $51.0 million of net cash used in operating activities attributable to CH2M’s other operating segments. As of the end of December 2016, CH2M had substantially completed its operations in the fixed-price Power EPC business with the exception of the Australian fixed-price Power EPC contract, for which the estimated remaining cost to be recognized had CH2M completed the Australian fixed-price Power EPC contract was in excess of $200 million. CH2M’s gross revenue in 2016 related to the fixed-price Power EPC business declined to $40.3 million as expected with the continued phase out and exit of this business.

Due to the relative magnitude of the results of operations, net income attributable to CH2M, and operating cash flows, these projects and the fixed-price Power EPC business were prominently presented in CH2M’s footnote disclosures and in Managements’ Discussion and Analysis within CH2M’s Form 10-Q’s and 10-K’s. Additionally, the fixed-price Power EPC business was a primary focus of discussions with CH2M’s lenders, private equity investor, and stockholders. The significant cash outlays required to fund the losses generated by the Power EPC operating segment were a significant factor of CH2M’s need to amend its credit agreement, obtain waivers from lenders on restrictive covenants, and limit stockholder redemption requests. As a result, CH2M’s decision to exit the fixed-price Power EPC business in 2014, and the subsequent completion of the exit of this operating segment in 2017, represents a strategic shift that has major effects on the operating and financial results of CH2M considering all quantitative and qualitative factors. Accordingly, it was deemed that the abandonment of the Power EPC operating segment met the criteria to qualify for discontinued operations treatment under ASC 205-20 in January 2017.

Exhibits

25.	Please file as exhibits all contracts representing the Change of Control Agreements identified on page 177. See Item 601(b)(10) of Regulation S-K.

Response:

In response to the Staff’s comment, we have added as exhibits to the Registration Statement all contracts representing Change of Control Agreements identified on page 183 of Amendment No. 1.

* * *

If you have any questions regarding the foregoing, please do not hesitate to contact Chris Ewan of Fried, Frank, Harris, Shriver & Jacobson LLP at 212-859-8875 or via e-mail at christopher.ewan@friedfrank.com.

Sincerely,
/s/ Chris Ewan

cc:	Via E-mail

Michael Tyler (Jacobs Engineering Group Inc.)

Thomas M. McCoy (CH2M HILL Companies, Ltd.)

Tad J. Freese (Latham & Watkins LLP)

Mark J. Gentile (Richards Layton & Finger P.A.)

David A. Katz (Wachtell, Lipton, Rosen & Katz)